CLOVER HEALTH INVESTMENTS, CORP.
CLAWBACK POLICY
Adopted March 22, 2023

This clawback policy (the “Policy”) has been adopted by the Board of Directors (the “Board”) of Clover Health Investments, Corp. (the “Company”) to provide for the recoupment of certain executive compensation in the event of either an accounting restatement or certain types of misconduct.
The Talent and Compensation Committee of the Board has established this Policy to (i) comply with Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the final regulations promulgated thereunder relating to the Company’s recovery of erroneously awarded compensation (collectively, the “Clawback Rules”); and (ii) set forth circumstances under which the Company may seek to recover compensation that is not covered by the Clawback Rules.
The Policy applies to the Company’s current and former executive officers, including its chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company (the “Covered Persons”). This Policy covers all compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure (“Incentive Compensation”).
A.Recovery Due to Accounting Restatement
Under this Policy, in the event of an Accounting Restatement (as defined below) the Company will recover reasonably promptly the Recoverable Amount received during the Recovery Period (as defined below) by a Covered Person who was a Covered Period during any portion of the Recovery Period.
For purposes of the Policy, the following definitions apply to this Section A:
“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to material noncompliance by the Company or any of its subsidiaries with any financial reporting requirement under the U.S. federal securities laws, including restatements (1) to correct an error that is material to a previously issued financial statement, or (2) that would result in a material misstatement if the error was left uncorrected in the current period or was corrected in the current period.
“Recoverable Amount” means the difference between the amount of Incentive Compensation received by the Covered Person during the Recovery Period and the amount that otherwise would have been received based on the restated financial measures, without regard to any taxes paid; provided, however, that for Incentive Compensation based on stock price or total stockholder return, where the amount of erroneously awarded compensation is not subject to mathematical calculation based directly on the Accounting Restatement triggering the recovery under this Policy, calculation of the Recoverable Amount will be completed in accordance with the Clawback Rules and any applicable listing standards of the NASDAQ Global Select Market (the “NASDAQ Listing Standards”).

“Recovery Period” means the three completed fiscal years immediately preceding the date the Company is required to prepare an Accounting Restatement for a given reporting period, and shall run from the earlier of (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.
In the event of an Accounting Restatement, the Board’s independent directors, as identified pursuant to the listing standards of the NASDAQ Global Select Market, may determine that recovery will not be pursued only if the Board’s independent directors have determined that recovery would be impracticable under the circumstances set forth in, and in accordance with, Section (b)(1)(iv) of the Clawback Rules and any applicable NASDAQ Listing Standards.
B.Recovery Due to Detrimental Conduct
Under this Policy, if a Covered Person engaged in Detrimental Conduct (as defined below) the Board may seek to recover any, or any portion of, Incentive Compensation awarded to or received by (through vesting, settlement or otherwise) a Covered Person on or after the date this Policy was adopted by the Board.

For purposes of this Section B of the Policy, “Detrimental Conduct” means:
a.material violation of the Company’s Code of Business Conduct and Ethics or a material violation of law within the scope of employment with the Company or any of its subsidiaries; or
b.action or inaction resulting in direct financial harm to the Company, regardless of whether or not the Company has materially failed to comply with any financial reporting requirement or is required to prepare an Accounting Restatement.
In the event of Detrimental Conduct by a Covered Person, the Board may determine, in its sole discretion, whether or not to seek recovery of all or any portion of the Incentive Compensation held or previously held by the Covered Person.
C.Application of Policy
Subject to any applicable guidance in the Clawback Rules or applicable NASDAQ Listing Standards, the Board’s independent directors may determine the method for recovery of the Recoverable Amount, in the case of recovery under Section A of this Policy, or the Incentive Compensation, in the case of recovery under Section B of this Policy. The method of recovery may include, without limitation:
•requiring reimbursement in cash;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•offsetting the amount subject to recovery from any compensation or Incentive Compensation otherwise owed by the Company to the Covered Person;
•canceling outstanding vested or unvested equity awards; and/or
•taking any other remedial and recovery action permitted by law.

The Board’s independent directors shall have full and final authority to make all determinations under this Policy. All determinations and decisions made by the Board’s independent directors pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its stockholders and employees, and Covered Persons.
Each award agreement or other document setting forth the terms and conditions of any existing or future Incentive Compensation granted to a Covered Person shall be deemed to include the provisions of this Policy. The remedies specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company.
To the extent not covered by either Section A or B above, the Company shall seek to recover compensation paid to the Chief Executive Officer or Chief Financial Officer of the Company, as required by the provisions of the Sarbanes-Oxley Act of 2002 and any applicable rules or regulations promulgated thereunder. The Policy may be amended from time to time in the sole discretion of the Board, including but not limited to changes deemed necessary to comply with the Clawback Rules, applicable NASDAQ Listing Standards, or any other applicable “clawback” or compensation recovery provision required by law.